UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 8)
ELBIT MEDICAL IMAGING LTD.
(Name of Issuer)

Ordinary Shares, Nominal Value NIS 1.00 per share
(Title of Class of Securities)

M 3760510
(CUSIP Number)

Marc Lavine, Adv. 2 Weitzman St. Tel-Aviv 64239 Israel 972-3-6086000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

See Item 5
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7(b) for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 7 Pages)

CUSIP No. M 3760510 13D Page 2 of 7
1	NAME OF REPORTING PERSON:		Europe-Israel (M.M.S.) Ltd. (“Europe Israel”)
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Israel
NUMBER OF SHARES	7	SOLE VOTING POWER:	12,110,134 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER:	0 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER:	12,110,134 shares
	10	SHARED DISPOSITIVE POWER:	0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		12,110,134 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		47.58%*
14	TYPE OF REPORTING PERSON:		CO

___________________
*Based on  25,454,524 shares outstanding as of  September 4, 2007 (excluding 2,800,000 dormant shares held by the Issuer).

CUSIP No.		M 3760510	13D Page 3 of 7
1		NAME OF REPORTING PERSON:	Control Centers Ltd. (“Control Centers”)
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Israel
NUMBER OF SHARES	7	SOLE VOTING POWER:	0 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	12,110,134 shares*
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER:	0 shares
	10	SHARED DISPOSITIVE POWER:	12,110,134 shares*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON:	CO
 _____________________
*Includes 12,110,134 ordinary shares of the Issuer beneficially owned by Europe-Israel, with respect to which Control Centers may be deemed to have shared power of voting and    disposition by virtue of its holding of 100% of the issued and outstanding ordinary shares of Europe-Israel. Control Centers disclaims any such power of voting and and/or disposition.

CUSIP No.	M 3760510	13D	Page 4 of 7
1	NAME OF REPORTING PERSON:	Mordechay Zisser
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [ ]
3			SEC USE ONLY
4	SOURCE OF FUNDS:	BK
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Israel
NUMBER OF SHARES	7	SOLE VOTING POWER:	350,000 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	12,110,134 shares*
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	350,000 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER:	12,110,134 shares*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	350,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.38%§
14		TYPE OF REPORTING PERSON:	IN
_____________________
*Includes 12,110,134 ordinary shares of the Issuer beneficially owned by Europe-Israel, with respect to which Mr. Zisser may be deemed to have shared power of voting and disposition by virtue of his control of Control Centers, and therefore, of Europe-Israel. In addition, Mr. Zisser holds directly 350,000 options to purchase 350,000 Ordinary Shares at an exercise price of NIS 132.40 per Share which have fully-vested (and are not included in the amount of 12,110,134 ordinary shares set forth above).

§*Based on 25,454,524 shares outstanding as of September 4, 2007 (excluding 2,800,000 dormant shares held by the Issuer).

This Amendment No. 8 amends the Schedule 13D filed March 11, 1999, Amendment No. 1 thereto filed May 11, 1999, Amendment No. 2 thereto filed August 16, 1999, Amendment No. 3 thereto filed November 4, 1999, Amendment No. 4 thereto filed February 14, 2001, Amendment No. 5 thereto filed October 15, 2001, Amendment No. 6 thereto filed June 29, 2005 and Amendment No. 7 thereto filed February 9, 2006 (collectively, the “Schedule 13D”) and is filed by Europe-Israel, Control Centers and Mordechay Zisser (the “Reporting Persons”).

Item 3                                Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, “Source and Amount of Funds or Other Consideration,” is amended and supplemented by adding the following:

“The amount of funds used by Europe-Israel in acquiring the 241,553 Ordinary Shares between February 12, 2006 through May 22, 2006 and referred to in Item 5 hereof was approximately $4,200,177, based on daily exchange rates between the NIS and the US dollar published by the Bank of Israel and applicable the respective dates of acquisition.  Europe-Israel obtained the funds from credit facilities and funding provided to it by Bank Hapoalim.  The 241,553 Ordinary Shares that Europe-Israel acquired constitute a security for such funding. In addition, the amount of funds used by Mordechay Zisser in acquiring the 56,500 Ordinary Shares between August 15, 2007 through August 16, 2007 and referred to in Item 5 hereof was approximately $2,347,254 based on daily exchange rates between the NIS and the US dollar published by the Bank of Israel and applicable the respective dates of acquisition.  Mordechay Zisser obtained the funds from personal credit facilities and funding.”

Item 5                                Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

“The responses of the Reporting Persons to Rows (11) through (13) of pages 2, 3 and 4 of this Amendment No. 8 are incorporated herein by reference.  As of September 4, 2007, Europe-Israel beneficially owned 12,110,134 Ordinary Shares, or 47.58% of the total number of Ordinary Shares issued and outstanding, and Mr. Zisser owned 350,000 Ordinary Shares, or 1.38% of the total number of Ordinary Shares issued and outstanding (excluding 2,800,000 dormant shares held by the Issuer). In addition, Mr. Zisser holds directly, 350,000 options to purchase 350,000 Ordinary Shares at an exercise price of NIS 132.40 per Share which have fully-vested (and are not included in the amount of 12,110,134 ordinary shares set forth above)

Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Ordinary Shares.  The percentages stated above are based on 25,454,524 Ordinary Shares outstanding as of August 5, 2007 (excluding 2,800,000 dormant shares held by the Issuer).”

Item 5(b) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

“The responses of the Reporting Person to Rows (7) through (10) of page 2, 3 and 4 and Item 2 of this Schedule 13D are incorporated herein by reference.”

Item 5(c) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

“As a result of  an exercise options in accordance with Elscint 2003 option plan, 27,964 Ordinary Shares of the Issuer were issued  to those holders of Elscint 2003 plan option-holders who notified exercise, and following an exercise of options in accordance with the 2006 Employee Option Plan, 262 Ordinary Shares of the Issuer were issued, as such the outstanding number of Ordinary Shares of the Issuer has increased to 25,454,524 (excluding dormant shares held by the Issuer). The increased amount of outstanding Ordinary Shares resulted in a decrease in the percent of Ordinary Shares owned by each of Europe-Israel and Mr. Zisser of the total number of Ordinary Shares, prior to the transactions set forth below.

On February 12, 2006, Europe-Israel acquired 1,500 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.72.

On February 13, 2006, Europe-Israel acquired 33,839 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.99.

On February 14, 2006, Europe-Israel acquired 29,500 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.74.

On February 15, 2006, Europe-Israel acquired 15,236 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.75.

On February 16, 2006, Europe-Israel acquired 21,722 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.88.

On February 19, 2006, Europe-Israel acquired 32,502 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.76.

On February 22, 2006, Europe-Israel acquired 43,258 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.34.

On February 23, 2006, Europe-Israel acquired 26,722 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.36.

On March 30, 2006, Europe-Israel acquired 22,757 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $19.05.

On May 8, 2006, Europe-Israel acquired 7,300 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $25.20.

On May 22, 2006, Europe-Israel acquired 7,217 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $24.73.

On August 15, 2007,  Mordechay Zisser acquired 39,000 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $42.19.

On August 16, 2007, Mordechay Zisser 17,500 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $40.11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Europe-Israel (M.M.S.) Ltd.

By: /s/Mordechay Zisser
Mordechay Zisser
Chairman of the board of directors

Control Centers Ltd.

By: /s/Mordechay Zisser
Mordechay Zisser
Chairman of the board of directors

/s/Mordechay Zisser
Mordechay Zisser

Dated: September 10, 2007